UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------
                         AMENDMENT NO. 1 TO SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               NUTRI/SYSTEM, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   67069D 10 8
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                                 (CUSIP Number)

                             MICHAEL E. HEISLEY, SR.
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                               HPF HOLDINGS, INC.
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                               2075 FOXFIELD ROAD
                           ST. CHARLES, ILLINOIS 60174
                                  630-443-4490
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                DECEMBER 20, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 67069D 10 8

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1    NAME OF REPORTING PERSON
         Michael E. Heisley, Sr.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                        N/A

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [  ]
                                                                     (b)  [  ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS
                  N/A

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [  ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

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                            7 SOLE VOTING POWER
NUMBER OF SHARES              -0-
BENEFICIALLY               -----------------------------------------------------
OWNED BY EACH               8 SHARED VOTING POWER
REPORTING PERSON              -0-
WITH                       -----------------------------------------------------
                            9 SOLE DISPOSITIVE POWER
                              -0-
                           -----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER
                              -0-

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -0-

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                     [  ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         N/A

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14   TYPE OF REPORTING PERSON

         IN

                                  SCHEDULE 13D
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CUSIP No. 67069D 10 8
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1    NAME OF REPORTING PERSON
         HPF Holdings, Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [  ]
                                                                     (b)  [  ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
                  N/A

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [  ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

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                            7 SOLE VOTING POWER
NUMBER OF SHARES              -0-
BENEFICIALLY               -----------------------------------------------------
OWNED BY EACH               8 SHARED VOTING POWER
REPORTING PERSON              -0-
WITH                       -----------------------------------------------------
                            9 SOLE DISPOSITIVE POWER
                              -0-
                           -----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER
                                                   -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -0-

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                     [  ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         N/A

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14   TYPE OF REPORTING PERSON

         CO

                                  SCHEDULE 13D

         The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned. This Amendment No. 1 amends the Schedule 13D as specifically set forth.

ITEM 2 IS HEREBY AMENDED TO ADD THE FOLLOWING:

                  The persons named in this Schedule 13D sold all of their shares of Common Stock of the Company that they beneficially own pursuant to the Sale Transaction (as described in Item 4). Accordingly, all persons named in this Schedule 13D are no longer Reporting Persons.

ITEM 3 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

                  The persons named in this Schedule 13D sold all of their shares of Common Stock of the Company that they beneficially own pursuant to the Sale Transaction (as described in Item 4). As a result, all persons named in this Schedule 13D do not beneficially own any shares of Common Stock of the Company.

ITEM 4 IS HEREBY AMENDED TO ADD THE FOLLOWING:

                  Pursuant to a Stock Purchase Agreement dated December 20, 2002 (the "Stock Purchase Agreement"), the Reporting Persons sold privately all of their shares of Common Stock of the Company to two unaffiliated third parties at a price of $0.60 per Share (the "Sale Transaction").

ITEM 5(a)-(b)-(c) IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

                 As a result of the Sale Transaction described herein, the persons named in this Schedule 13D do not beneficially own any shares of Common Stock of the Company.

ITEM 5(e) IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

                 The persons named in this Schedule 13D ceased to be five percent (5%) beneficial owners of the shares of Common Stock of the Company on December 20, 2002.

ITEM 6 IS HEREBY AMENDED TO ADD THE FOLLOWING:

                 On December 20, 2002, the Reporting Persons entered into the Stock Purchase Agreement with HJM Holdings, LLC, a Delaware limited liability company, and NewSpring Ventures, LP, a Delaware limited partnership, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference. See
Item 4 for a brief description of the Stock Purchase Agreement. All references to the Stock Purchase Agreement contained herein are qualified in their entirety by reference to such Stock Purchase Agreement.

ITEM 7 IS HEREBY AMENDED TO ADD THE FOLLOWING EXHIBIT:

            1. Stock Purchase Agreement by and among the Reporting Persons, HJM Holdings, LLC, a Delaware limited liability company, and NewSpring Ventures, LP, a Delaware limited partnership, dated December 20, 2002.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 2002


                                            HPF HOLDINGS, INC.



                                            By:  /s/ Michael E. Heisley, Sr.
                                               ---------------------------------
                                            Name: Michael E. Heisley, Sr.
                                            Title:   President


                                            /s/ Michael E. Heisley, Sr.
                                            ------------------------------------
                                            Michael E. Heisley, Sr.



                                  EXHIBIT INDEX


EXHIBIT
-------

1. Stock Purchase Agreement by and among the Reporting Persons, HJM Holdings, LLC, a Delaware limited liability company, and NewSpring Ventures, LP, a Delaware limited partnership, dated December 20, 2002.